ARTICLES OF AMENDMENT OF
TRUPAL MEDIA, INC.

Pursuant to the provisions of § 607.1006 Florida Statutes (2007), this Florida profit corporation adopts the following articles of amendment to its articles of incorporation:

FIRST: Amendment(s) adopted:

Article IV shall hereby be amended and read as follows:

We are authorized to issue up to 1,000,000,000 shares of common stock, with a par value of $0.001 per share and 5,000,000 Preferred shares, with a par value of $0.001 per share, also granted to or imposed upon the respective classes of shares or the holders thereof is as follows:

A.           Common Shares.  The terms of the 1,000,000,000 Common Shares of the corporation shall be as follows:

(1)  Dividends.  Whenever cash dividends upon the Preferred Shares of all series thereof at the time outstanding, to the extent of the preference to which such shares are entitled, shall have been paid in full for all past dividend periods, or declared and set apart for payment, such dividends, payable in cash, stock, or otherwise, as may be determined by the Board of Directors, may be declared by the Board of Directors and paid from time to time to the holders of the Common Shares out of the remaining net profits or surplus of the corporation.

(2) Liquidation.  In the event of any liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, all assets and funds of the corporation remaining after the payment to the holders of the Preferred Shares of all series thereof of the full amounts to which they shall be entitled as hereinafter provided, shall be divided and distributed among the holders of the Common Shares according to their respective shares.

(3)           Voting rights.  Each holder of a Common Share shall have one vote in respect of each share of such stock held by him.  There shall not be cumulative voting.

B.           Preferred Shares.   Prior to the issuance of any of the Preferred Shares, the Board of Directors shall determine the number of Preferred Shares to then be issued from the Five Million (5,000,000) shares authorized, and such shares shall constitute a series of the Preferred Shares.  Such series shall have such preferences, limitations, and relative rights as the Board of Directors shall determine and such series shall be given a distinguishing designation.  Each share of a series shall have preferences, limitations, and relative rights identical with those of all other shares of the same series.  Except to the extent otherwise provided in the Board of Directors' determination of a series, the shares of such series shall have preferences, limitations, and relative rights identical with all other series of the Preferred Shares. Preferred Shares may have dividend or liquidation rights which are prior (superior or senior) to the dividend and liquidation rights and preferences of the Common Shares and any other series of the Preferred Shares.  Also, any series of the Preferred Shares may have voting rights.

C.           Series A Preferred Shares.  The rights, preferences, restrictions, and other matters relating to the Series A Preferred Stock are as follows:

1.
Designation, Amount and Par Value. The Series of preferred stock shall be designated as the Company’s Series A Preferred Stock, and the number of shares so designated shall be up to One Million (1,000,000), which shall not be subject to increase without the consent of the Holder(s) of the Series A Preferred Stock (the “Holder(s)”). Each share of Series A Preferred Stock shall have a par value of One-Tenth of One Cent ($0.001) per share.

2.
Conversion Rights. The total amount of 1,000,000 shares of Series A Preferred Stock shall be convertible to Common Stock at a rate of Five Hundred (500) shares of Common Stock per each share of Series A Preferred Stock. The holder of the Series A Preferred Stock may convert at any time at their own discretion.

3.	Dividends. No dividends shall be payable with respect to the Series A Preferred Stock.

4.	Voting Rights.

a.	Except as otherwise provided by applicable law and in addition to any voting rights provided by law, the holders of outstanding shares of the Series A Preferred Stock:

i.	shall be entitled to vote together with the holders of the Common Stock as a single class on all matters submitted for a vote of holders of Common Stock;

ii.	shall have such other voting rights as are specified in the Articles of Incorporation or as otherwise provided by Florida law; and

iii.	shall be entitled to receive notice of any stockholders' meeting in accordance with the Articles of Incorporation and By-laws of the Company.

b.	For purposes of the voting rights set forth in this Section C(3)(b), each share of Series A Preferred Stock shall have a voting right equivalent to (500) votes of Common Stock.

5.
Restrictions. The rights of Series A Preferred Stock are not transferable except when foreclosed upon as collateral for a loan to the Company. Any sale of Series A Preferred Stock will result in the automatic conversion of such Preferred Stock to Common Stock at a conversion rate of One (1) share of Series A Preferred Stock equaling Five Hundred (500) shares of Common Stock.

6.	Liquidation, Dissolution or Winding Up.

a.
In the event of any liquidation or winding up of the Company, the Holder of the Series A Preferred Stock shall be issued Five Hundred (500) shares of Common Stock for every share of Series A Preferred Stock.

b.
A merger, acquisition, sale of voting control or sale of substantially all of the assets of the Company in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation shall be deemed to be a liquidation.

SECOND:                      The date of the adoption of this Article of Amendment shall be November 11th, 2014.

THIRD:                      The amendment was adopted by the incorporators without shareholder action and shareholder action was not required.

Signed and executed this 6th day of May 2015.

Signature:                      /s/ Panayis Palexis
        Panayis Palexis, President